UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

20170143

DIVISION OF
CORPORATION FINANCE

February 10, 2017

Keir D. Gumbs
Covington & Burling LLP
kgumbs@cov.com

Re: UnitedHealth Group, Inc.
Incoming letter dated January 27, 2017

Dear Mr. Gumbs:

This is in response to your letter dated January 27, 2017 concerning the shareholder proposal submitted to UnitedHealth by John Chevedden. We also have received a letter from the proponent dated January 31, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

February 10, 2017

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: UnitedHealth Group, Inc.
Incoming letter dated January 27, 2017

The proposal requests that the board take the steps necessary to enable at least 50 shareholders to aggregate their shares for purposes of proxy access.

We are unable to conclude that UnitedHealth has met its burden of establishing that it may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that UnitedHealth may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Ryan J. Adams
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 31, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
UnitedHealth Group Inc. (UNH)
Year Old Proxy Access Recycled
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 27, 2017 no-action request.

The company line is that henceforth the Staff need only gloss over the words of the resolved statement and determine a general topic. And once a company adopts a self-serving version of the general topic – then the company is done.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: Amy L. Schneider <amy.l.schneider@uhg.com>

[UNH – Rule 14a-8 Proposal, December 6, 2016]
[This line and any line above it – *Not* for publication.]

Proposal [4] - Shareholder Proxy Access Reform

Shareholders request that our board of directors take the steps necessary to enable at least 50 shareholders to aggregate their shares to equal 3% of our stock owned continuously for 3-years in order to make use of shareholder proxy access.

Even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria for a continuous 3-years at most companies examined by the Council of Institutional Investors. Additionally many of the largest investors of major companies are routinely passive investors who would be unlikely to be part of the proxy access shareholder aggregation process.

It is unlikely that the number of shareholders who participate in the aggregation process would reach an unwieldy number due to the rigorous rules our management adopted for a shareholder to qualify as one of the aggregation participants. Plus it is easy for our management to screen aggregating shareholders because management simply needs to find one item lacking from a list of typical proxy access requirements.

This proposal is more important to our company. GMI Analyst said UnitedHealth had aggressive accounting practices, and was flagged for extreme values on expense recognition ratios and extreme values on asset-liability valuation ratios. GMI's other governance concerns included an entrenched board, discretionary pay inconsistent with shareholder value, several pay practices that benefited the CEO over other executives, and notable limits on shareholder control of the board.

Please vote to enhance shareholder value:
Shareholder Proxy Access Reform – Proposal [4]
[The above line – *Is* for publication.]

COVINGTON

BEIJING BRUSSELS LONDON LOS ANGELES
NEW YORK SAN FRANCISCO SEOUL
SHANGHAI SILICON VALLEY WASHINGTON

Covington & Burling LLP
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850 Tenth Street, NW
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T +1 202 662 6000

January 27, 2017

BY ELECTRONIC MAIL TO SHAREHOLDERPROPOSALS@SEC.GOV

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: UnitedHealth Group - Shareholder Proposal Submitted by John Chevedden

Ladies and Gentlemen:

On behalf of UnitedHealth Group, Inc. (the "*Company*"), we are submitting this letter pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"), to notify the Securities and Exchange Commission (the "*Commission*") of the Company's intention to exclude the shareholder proposal described herein (the "*Shareholder Proposal*") submitted by John Chevedden (the "*Proponent*") from the Company's proxy materials for its 2017 annual meeting of shareholders (the "*2017 Proxy Materials*"). We also request confirmation that the staff of the Division of Corporate Finance (the "*Staff*") will not recommend enforcement action to the Commission if the Company omits the Shareholder Proposal from the 2017 Proxy Materials for the reasons discussed below.

In accordance with Staff Legal Bulletin No. 14D (Nov. 7, 2008), we are emailing this letter to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j) we are simultaneously sending a copy of this letter and its attachments to the Proponent as notice of the Company's intent to omit the Shareholder Proposal from the 2017 Proxy Materials. Likewise, we take this opportunity to inform the Proponent that if the Proponent elects to submit any correspondence to the Commission or the Staff with respect to the Shareholder Proposal, a copy of that correspondence should be provided concurrently to the undersigned on behalf of the Company.

THE PROPOSAL

The Shareholder Proposal requests that the Company's Board of Directors take the steps necessary to implement certain proxy access provisions. The resolution of the Shareholder Proposal provides as follows:

Shareholders request that our board of directors take the steps necessary to allow up to 50 shareholders to aggregate their shares to equal 3% of our stock owned continuously for 3-years in order to make use of shareholder proxy access.

A copy of the Shareholder Proposal is attached as Exhibit A hereto.

BASIS FOR EXCLUSION

The Company respectfully requests that the Staff concur in its view that the Company may exclude the Shareholder Proposal from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(10), which provides that a shareholder proposal may be omitted from a company's proxy materials if "the company has already substantially implemented the proposal." The Company notes that on February 9, 2016, its board of directors (the "*Board*") approved amendments to the Company's bylaws consistent with the specifications outlined in the Shareholder Proposal -- that is, the bylaws provide that a shareholder or group of shareholders who have owned 3% or more of the Company's outstanding common stock for at least three years would have the right to include in the Company's proxy statement nominees to the board representing the greater of 20% of the Board or two directors (the "*Amended Bylaws*"). The Board approved the Amended Bylaws in part due to a prior shareholder proposal submitted by the Proponent to be included in the Company's proxy materials for its 2016 annual meeting. Because the Amended Bylaws implement the essential elements of the Shareholder Proposal, the Company has substantially implemented the Shareholder Proposal. Consequently, we hereby inform the Staff that the Company intends to exclude the Shareholder Proposal from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(10).

ANALYSIS

The Shareholder Proposal May Be Excluded Under Rule 14a-8(i)(10) Because the Company Has Substantially Implemented the Essential Elements of the Shareholder Proposal.

A. Rule 14a-8(i)(10) Background

The Amended Bylaws implement the essential elements of the Shareholder Proposal by providing a proxy access procedure under which one or a group of shareholders who have owned 3% or more of the Company's common stock continuously for at least three years may include in the Company's proxy statement and on the Company's proxy card shareholder-nominated director candidates representing the greater of 20% of the Board or two directors.

Rule 14a-8(i)(10) allows a company to exclude a shareholder proposal from its proxy statement if the company has substantially implemented the proposal. The purpose of Rule 14a-8(i)(10) is "to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." SEC Release No. 34-12598 (Jul. 7, 1976). Rule 14a-8(i)(10) does not require that a company implement every detail of a proposal in order to rely on the exclusion. *See generally* SEC Release No. 34-20091 (Aug. 16, 1983). In fact, until 1983 the SEC had taken the position that a company needed to implement every aspect of a proposal in order to exclude it under Rule 14a-8(i)(10). In 1982, the SEC proposed abandoning this position, noting:

> The staff has granted no-action requests pursuant to paragraph (c)(10) only in those circumstances where the action requested by the proposal already has been "fully" effected. As a result of this interpretation proponents have argued successfully on numerous occasions that a proposal may not be excluded as moot in cases where the company has taken most but not all of the actions requested by the proposal because the proposal has not been "fully" effectuated. As a means of eliminating this problem, the Commission is considering revising its interpretation of paragraph (c)(10) to permit the omission of a proposal as moot if the issuer has "substantially" implemented the action requested by the proposal. While the subjectivity of such an interpretation of paragraph (c)(10) may raise further interpretive problems, the Commission believes that the current interpretation may not serve the interests of the issuer's security holders at large and may lead to an abuse of the security holder proposal process.

SEC Release No. 34-19135 (Oct. 14, 1982). The SEC adopted this revised approach in 1983.

Based on its revised approach, the Staff has taken the position that a proposal has been "substantially implemented" and may be excluded as moot when a company can demonstrate that it already has taken actions to address the essential elements of the proposal. *See, e.g.*, *Exelon Corp.* (Feb. 26, 2010)(proposal requesting report disclosing its policies and procedures for political contributions, excludable under Rule 14a-8(i)(10) based on Exelon's publicly-disclosed political spending report); *NetApp, Inc*. (Jun. 10, 2015)(proposal requesting elimination of supermajority voting provisions, excludable under Rule 14a-8(i)(10) based on the fact that the company had already eliminated all supermajority voting requirements from the company's bylaws). Applying this standard, the Staff has stated that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (Mar. 28, 1991) (proposal requesting that the Company subscribe to the "Valdez Principles" excludable based on the fact that the company had already adopted policies, practices and procedures with respect to the environment that compared favorably to the Valdez Principles).

The Staff has provided no-action relief under Rule 14a-8(i)(10) when a company has satisfied the "essential objective" of a proposal, even if the company did not take the exact action requested by the proponent, did not implement the proposal in every detail, or exercised discretion in determining how to implement the proposal. *See, e.g.*, *FedEx Corporation* (Jun. 15, 2011) (proposal requesting amendments to FedEx's corporate governance guidelines to adopt and disclose a written and detailed succession planning policy, substantially implemented by the "Succession Planning and Management Development" section of FedEx's publicly disclosed Corporate Governance Guidelines); *Citigroup Inc.* (Jan. 19, 2010) (proposal requesting the board of directors adopt a bylaw amendment requiring the company to have an independent director serve as lead director substantially implemented by the fact that the company had an independent director serving as board chairman and a bylaw in place requiring a lead director if the board chairman was not an independent director); *ConAgra Foods, Inc.* (Jul. 3, 2006) (proposal requesting publication of a sustainability report substantially implemented by the fact that the company had posted online a report on the topic of sustainability); *Talbots, Inc.* (Apr. 5, 2002) (proposal requesting that the company implement a corporate code of conduct based on the International Labor Organization (ILO) human rights standard substantially implemented where the company had already implemented a code of conduct addressing similar topics but not based on ILO standards); and *Nordstrom, Inc.* (Feb. 8, 1995) (proposal requesting a code of conduct for its overseas suppliers substantially implemented by existing company guidelines).

Applying these principles, the Staff has recently permitted exclusion under Rule 14a-8(i)(10) of a number of shareholder proposals seeking the adoption or amendment of proxy access bylaws that implemented the essential elements of the shareholder proposal although it did not adopt every single element of the shareholder proposal. *See e.g., UnitedHealth Group, Inc*. (Feb. 12, 2016)(proposal requesting proxy access bylaw excludable under Rule 14a-8(i)(10) where the company had adopted bylaw amendments creating a proxy access right); *Oracle Corporation* (Aug. 11, 2016)(same); *WD-40 Company* (Sept. 27, 2016) (same); *Cardinal Health, Inc.* (Jul. 20, 2016) (same); *see also, Capital One Financial Corp*. (Feb. 12, 2016) (proposal requesting adoption of proxy access bylaw, excludable where the company had adopted a proxy access bylaw that included a 20-shareholder aggregation limit that was not included in the proposal) and *NVR, Inc*. (Mar. 25, 2016) (proposal requesting that the company amend its proxy access bylaw to eliminate its aggregation limitation among other changes, excludable under Rule 14a-8(i)(10) where the company had implemented some of the amendments, but retained its 20-shareholder aggregation limit).

In each of these no-action letters, the bylaw implemented the essential elements of the proposal although it did not adopt every single element of the proposal. For example, in the *Cardinal Health* no-action letter, the company's bylaw allowed the nomination of the greater of 20% of the board or two directors, while the proposal at issue sought a bylaw that allowed the nomination of the greater of 25% of the board or two directors. Notably, the company's formulation and the proposal would have resulted in a different number of potential nominees depending on the size of the board (i.e., they both would have resulted in 2 nominees if the board was comprised of 10 directors, while the shareholder proposal would have allowed the nomination of an additional director if the board was increased to 12 or more directors). Further, the Staff granted no-action relief under Rule 14a-8(i)(10) in *NVR, Inc.* and *Capital One Financial Corp.* with respect to those companies' plans to exclude proxy access shareholder proposals seeking proxy access bylaws that would have allowed an unrestricted number of shareholders to aggregate their shares to be able to make nominations under their proxy access bylaws, where the companies adopted proxy access bylaws that included a 20-shareholder aggregation limit.

Moreover, the fact that a proxy access bylaw need not incorporate every element of a shareholder proposal in order to provide a basis for exclusion under Rule 14a-8(i)(10) was recently made clear in the Staff's response to a no-action request submitted by Oshkosh Corp. *See generally Oshkosh Corp.* (Nov. 4, 2016). In that no-action letter, the Staff agreed with Oshkosh that it could rely on Rule 14a-8(i)(10) to exclude from its proxy materials a shareholder proposal that requested that Oshkosh make a number of changes to its existing proxy access bylaw. Specifically, the proposal at issue in that letter requested that the company amend the bylaw to:

(1) decrease the ownership requirement from 5% to 3%;
(2) increase the number of permitted proxy access-nominated candidates from 20% of the board to 25% of the board;
(3) eliminate Oshkosh's 20-stockholder limit on aggregation for the purposes of meeting the minimum ownership requirements;
(4) eliminate Oshkosh's limitation on the re-nomination of proxy access-nominated candidates who do not receive a specified percentage of votes;
(5) eliminate the requirement that a stockholder using proxy access provide a statement of intent to hold the required percentage of shares after the annual meeting; and
(6) eliminate the requirement that loaned securities be recallable within 5 days in order for such shares to count toward the minimum ownership requirement.

Notably, Oshkosh only implemented three of these requests: it reduced the minimum ownership requirement from 5% to 3%, it eliminated the re-nomination limitation and eliminated the requirement that the shareholder make a representation regarding its intent to hold the required percentage of shares for at least one year following the annual meeting. Based on this information, the Staff agreed with Oshkosh that its proxy access bylaw as amended substantially implemented the proposal. Notably, the Staff did so despite the fact that the bylaw at issue did not implement every single aspect of the proposal. Instead, consistent with its historical approach to Rule 14a-8(i)(10), it focused on the fact that the amended bylaw addressed the underlying concerns of the proposal and implemented the essential elements of the proposal - the adoption of a proxy access bylaw that (i) had a minimum ownership amount that would allow reasonable use of the bylaw, (ii) allowed shareholders to aggregate shares to be able to rely on the bylaw, (iii) allowed for the nomination of two directors based on the current size of the company's board, and (iv) did not impose significant conditions on use of the bylaw.

B. The Company Has Substantially Implemented the Shareholder Proposal

The Shareholder Proposal requests that the Company implement proxy access provisions with three features: (i) a 3% ownership requirement; (ii) a three-year holding period requirement; and (iii) a 50-shareholder aggregation limit. The proxy access provisions in the Amended Bylaws substantially implement the Shareholder Proposal because the Amended Bylaws compare favorably to, and address the essential objective of the Shareholder Proposal: they provide a proxy access procedure under which one or a group of shareholders who have owned 3% or more of the Company's common stock continuously for at least three years may include in the Company's proxy statement and on the Company's proxy card, shareholder-nominated director candidates.

The only feature of the Shareholder Proposal that is not already provided for by the Company in its Amended Bylaws is the request that the Company allow up to 50 shareholders to aggregate their shares in order to meet the 3% ownership threshold. The Proponent's concern appears to be that the 20-shareholder aggregation limit contained in the Company's Amended Bylaws meaningfully restricts a shareholder's ability to use proxy access. Yet, the Shareholder

Proposal and the Amended Bylaws are still similar in that they both allow shareholders to aggregate their shares in order to meet the minimum ownership requirements necessary to exercise the proposed proxy access right. Moreover, the difference between allowing 20 shareholders and 50 shareholders to aggregate their shares is not meaningful in the view of the Company's shareholder base.

We believe that the difference between the aggregation limit proposed by the Shareholder Proposal and the aggregation limit adopted by the Company is not meaningful and does not affect a shareholder's ability to use proxy access. Similar to *NVR, Inc.* and *Capital One Financial Corp.* where there were differences in shareholder aggregation limits between the shareholder proposals and the company's proxy access bylaws yet the companies' proxy access bylaws compared favorably to the essential objective of the proposals, the Company's Amended Bylaws address the underlying concerns of the Shareholder Proposal and its essential objective because it provides a proxy access right that an individual shareholder or group of shareholders can utilize. For example, as of September 30, 2016, six of the Company's largest shareholders each owned over 3% of the Company's common stock; in the aggregate, these six holders held approximately 34% of the Company's outstanding common stock, while the next 17 shareholders each own at least 0.5% of the Company's outstanding common stock. Based on this stock ownership profile, there are more than 250 combinations of the Company's largest 20 shareholders that could aggregate their shares to own more than 3% of the Company's common stock, and more than 450 combinations of the Company's largest 50 shareholders. As a result, the 20-person aggregation limit does not meaningfully restrict a shareholder's ability to exercise the proxy access right included in the Amended Bylaws. Instead, many Company shareholders currently have the right to make a proxy access nomination, while any small shareholder would have to aggregate their shares with those of a large shareholder in order to utilize the proxy access right, and they would not need more than 20 shareholders to be able to do so. Thus, even though the Amended Bylaws have not been implemented exactly as proposed by the Proponent, the Company has substantially implemented the essential elements of the Shareholder Proposal. Accordingly, the Company believes the Proposal is excludable under Rule 14a-8(i)(10).

It also is relevant that a nominating group limitation is a near-universal standard among companies that have adopted proxy access. Specifically, of the 345 companies that have adopted proxy access bylaws as of December 31, 2016, 301 have imposed a 20-shareholder limit on aggregation; 9 companies have imposed a 5-15 shareholder limit and 16 companies have set limits ranging from 25-50 shareholders. This approach isn't limited to companies. Each of Bank of New York Mellon, BlackRock, T. Rowe Price Group, Inc. and State Street Corporation, four of the largest institutional shareholders in the United States, have adopted proxy access bylaws that contain a 20-shareholder limitation.

Based on the foregoing, we believe that the Company should be able to exclude the Shareholder Proposal from the 2017 Proxy Materials in reliance on Rule 14a-8(i)(10). Like the Shareholder Proposal, the Amended Bylaws provide a method for a shareholder or group of shareholders to nominate directors to the Board who will be included in the Company's proxy materials. Moreover, as illustrated by the discussion above, the Amended Bylaws include the key features sought by the Shareholder Proposal.

CONCLUSION

Based on the foregoing facts and analysis, on behalf of the Company, we respectfully request that the Staff concur that the Company may exclude the Shareholder Proposal from the 2017 Proxy Materials. Please note that the Company expects to submit its proxy materials for printing no later than April 19, 2017; consequently, the Company would appreciate it if the Staff could respond to this request by then.

If the Staff has any questions regarding this request or requires additional information, please contact the undersigned at (202) 662-5500 or Amy L. Schneider, Deputy General Counsel of the Company, at (952) 936-4986.

Sincerely,

Keir D. Gumbs

Enclosures

cc: Ms. Amy L. Schneider
Mr. John D. Chevedden

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

Ms. Dannette L. Smith
Corporate Secretary
UnitedHealth Group Inc. (UNH)
UnitedHealth Group Center
9900 Bren Road East
Minnetonka, MN 55343
PH: 952-936-1300
PH: 952 936 1316
FX: 952-936-3096

Dear Ms. Smith,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is intended as a low-cost method to improve compnay performance. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,

John Chevedden

December 6, 2016
Date

cc: Amy L. Schneider <amy.l.schneider@uhg.com>
Deputy General Counsel
PH: 952.936.4986
FX: 952.936.1745
Susan Griffin Wendel <sue_griffin_wendel@uhg.com>

[SRCL – Rule 14a-8 Proposal, December 6, 2016]
[This line and any line above it – *Not* for publication.]

Proposal [4] - Shareholder Proxy Access Reform

Shareholders request that our board of directors take the steps necessary to enable at least 50 shareholders to aggregate their shares to equal 3% of our stock owned continuously for 3-years in order to make use of shareholder proxy access.

Even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria for a continuous 3-years at most companies examined by the Council of Institutional Investors. Additionally many of the largest investors of major companies are routinely passive investors who would be unlikely to be part of the proxy access shareholder aggregation process.

It is unlikely that the number of shareholders who participate in the aggregation process would reach an unwieldy number due to the rigorous rules our management adopted for a shareholder to qualify as one of the aggregation participants. Plus it is easy for our management to screen aggregating shareholders because management simply needs to find one item lacking from a list of typical proxy access requirements.

This proposal is more important to our company. GMI Analyst said UnitedHealth had aggressive accounting practices, and was flagged for extreme values on expense recognition ratios and extreme values on asset-liability valuation ratios. GMI's other governance concerns included an entrenched board, discretionary pay inconsistent with shareholder value, several pay practices that benefited the CEO over other executives, and notable limits on shareholder control of the board.

Please vote to enhance shareholder value:

Shareholder Proxy Access Reform – Proposal [4]

[The above line – *Is* for publication.]

John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsors this proposal.

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email
FISMA & OMB Memorandum M-07-16